ARENA RESOURCES LETTERHEAD

November 24, 2008

Via Edgar, Fax 202-772-9369 and U.S. Mail
Ms. Jill Davis, Branch Chief
Mr. John Cannarella
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:	Arena Resources, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 12, 2008 File No. 001-31657

Dear Ms. Davis and Mr. Cannarella:

                This letter is written in response to your correspondence of November 7, 2008 and the comments of the SEC staff contained therein, as such comments were further explained and discussed in a phone conversation between Randy Broaddrick, our chief financial officer, and Mr. Winfrey on November 20, 2008. Our responses are numbered below to correspond to the paragraphs contained in your November 7, 2008 letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business Development, page 4

1.      Upon review of the reconciliation we provided in our previous response, there was an error made in that reconciliation. We pulled in the wrong line for the income tax impact and then applied the applicable discount rate to that amount. Following is the correct reconciliation of the Standardized Measure of Discounted Cash Flows:

Total net sales	$4,634,645,500
Total costs of production	(790,284,047)
Total future development cost	(321,485,125)

Non-discounted future net cashflows	$3,522,876,328
Time value discount of future net cashflows	(1,541,318,953)

PV-10 value per reserve report	$1,981,557,375

Income tax impact of future net cash flows	(1,254,982,170)
Adjusted time value resulting from income tax impact	549,591,149

Standardized Measure of Discounted Cash Flows	$1,276,166,354

United States Securities and Exchange Commission
November 24, 2008

Engineering Comments

Properties, Page 14

General Background, page 14

2.      Upon review of your comment and subsequent telephone conversation with Mr. Winfrey, we will remove this disclosure from all future filings.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page 77

Changes in Standardized Measure of Discounted Future Net Cash Flows, page 78

3.      Upon review of your comment and subsequent telephone conversation with Mr. Winfrey, we now understand what is required to comply with the related requirements and will make the appropriate changes in all future filings, including the comparative information for prior periods.

Closing Comments

                The Company acknowledges the following in connection with this response that:

                (a)     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

                (b)     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                (c)     the Company may not assert staff comments as a defense in any proceeding, initiated by the Commission or any person under the federal securities laws of the United States.

                We believe this addresses the comments submitted on November 7, 2008. If you have further questions or comments that you believe can be resolved telephonically, please feel free to contact the undersigned at the number noted above.

Very truly yours,

/s/ Phillip W. Terry Phillip W. Terry President and CEO

C:	Kenneth E. Dornblaser, Esq.